LAW OFFICES OF GARY L. BLUM

3278 WILSHIRE BOULEVARD

SUITE 603

LOS ANGELES, CALIFORNIA 90010

GARY L. BLUM EMAIL: gblum@gblumlaw.com	TELEPHONE: (213) 381-7450 FACSIMILE: (213) 384-1035

February 8, 2019

Ms. Sonia Bednarowski

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	TraqIQ, Inc.
Amendment No. 3 to Offering Statement on Form 1-A
Filed October 19, 2018
File No. 024-10849

Dear Ms. Bednarowski:

Enclosed is the TraqIQ, Inc.’s response to your comment letter dated February 6, 2019, regarding Amendment No.2. The following changes are made in response to your comment letter. The paragraph numbers below correspond to the numbered comments in your comment letter.

Amendment No. 2 to Offering Statement on Form 1-A

Use of Proceeds, page 24

1.	We note your revised disclosure on page 24 that one of your note holders extended the note “until December 31, 2018 when $60,982 in principal and interest will be due.” Please revise to disclose whether you have received an extension beyond December 31, 2018, and, if not, please revise your risk factor on page 23 to address the specific risks related to your failure to repay this note, if material.

Response: The note, which was due December 31, 2018, has been extended until March 31, 2019. In Amendment No. 2, we already had added a risk factor discussing the negative impact to the business related to the Company’s failure to repay these notes on their respective due dates. This is the last risk factor on page 23.

Ms. Sonia Bednarowski February 6, 2019 Page 2 of 2

Exhibits

2.	We note your response to our prior comment 8 and reissue. Please file your charter and bylaws and any other exhibits required by Item 17 of Form 1-A

Response: Revised to include Part III of our Form 1-A and have filed the exhibits required by Item 17 of Form 1-A, which include our charter and bylaws.

We believe the foregoing changes have adequately addressed the SEC’s comments. If you have any question or require anything further, please feel free to call me at (213) 369-8112.

Sincerely yours,

LAW OFFICES OF GARY L. BLUM

By:	/s/ Gary L. Blum

cc:	Ajay Sikka
Lloyd Spencer